                                                                      Exhibit 12

                    Horrigan American, Inc. and Subsidiaries

        STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                                     Year Ended December 31,
                                                                   ------------------------------------------------------------
                                                                   1994         1993          1992          1991         1990
                                                                   ----         ----          ----          ----         ----
                                                                                  (In thousands of dollars)
Earnings (loss) from continuing operations before income taxes
  and after deducting minority interest.......................   $ 6,190       $ 4,947       $  (269)     $  2,270     $  1,959

Add fixed charges
  Interest ...................................................     9,821         9,028        11,250        12,879       13,773
  Portion of rents representative of the interest factor .....       209           162           194           174          180
                                                                --------      --------      --------      --------     --------
    Total fixed charges ......................................    10,030         9,190        11,444        13,053       13,953
                                                                --------      --------      --------      --------     --------
    Total earnings as adjusted ...............................   $16,220       $14,137       $11,175      $ 15,323     $ 15,912
                                                                ========      ========      ========      ========     ========
Ratio of earnings to fixed charges ...........................      1.62          1.54           .98          1.17         1.14
                                                                ========      ========      ========      ========     ========


     The Company guaranteed $2,253,000 of debt of unconsolidated real estate partnerships as of December 31, 1994. The amount of fixed charges associated with this guaranteed debt was $205,000 for 1994. The computation of the ratio of earnings to fixed charges does not include the fixed charges associated with the guaranteed debt because the Company has not been required to honor the guarantees nor is it probable that the Company will be required to honor the guarantees.

     In 1992, earnings from continuing operations were inadequate to cover fixed charges by $269,000. However, the ratio of earnings to fixed charges is not intended to disclose cash flow from operations. In addition to the normal noncash expenses, such as depreciation and provision for possible lease and loan losses, the provision for write-down of real estate negatively affects the ratio for 1992. The ratio of earnings to fixed charges would be 1.35 if the provision for write-down of real estate were excluded.